

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

July 19, 2010

Via U.S. mail and facsimile

John L. Sullivan III
Vice President and Chief Financial Officer
The Eastern Company
112 Bridge Street
Naugatuck, CT 06770

>   **Re: The Eastern Company**
>   **Form 10-K for the year ended January 2, 2010**
>   **Filed March 11, 2010**
>   **File No. 0-599**

Dear Mr. Sullivan:

We have reviewed your response letter dated July 16, 2010 and have the following additional comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED JANUARY 2, 2010

Consolidated Financial Statements

Note 10 – Retirement Benefits Plans, page 45

1. We note your response to comment six from our letter dated July 9, 2010. Please tell us if it possible to further disaggregate your plan assets in some way to provide more context to your disclosures for investors. For example, please consider segregating equity securities according to industry type, company size, or investment objectives.

<u>Controls and Procedures, page 56</u>

2. We note your response to comment seven from our letter dated July 9, 2010 and your proposed revisions to your disclosures. By indicating that the disclosure controls and procedures "are effective in timely alerting them [the CEO and CFO] to material information relating to the Company and its subsidiaries required to be included in the Company's periodic SEC filings", you are paraphrasing the definition of disclosure controls and procedures which could result in uncertainty as to whether certain aspects of the definition were purposefully omitted. Therefore, to avoid any potential uncertainty, please revise the last sentence of your proposed future filing presentation to simply indicate, if true, that the CEO and CFO concluded your disclosure controls and procedures were effective as of the January 2, 2010 evaluation date.

You may contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have any questions regarding this comment.

Sincerely,

Rufus Decker
Accounting Branch Chief